Exhibit 99.2

XPENG Publishes 2023 Environmental, Social and Governance Report

GUANGZHOU, China, April 17, 2024 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today published its 2023 Environmental, Social and Governance Report (the “Report”). The Report details how XPENG has carried forward its strategies and commitments outlined in its three ESG publications and provides updates on key initiatives and metrics.

Key highlights from the 2023 ESG report:

•	ESG Achievements: XPENG achieved the highest possible MSCI ESG Rating of AAA.

•	Low carbon products:

•	The 141,601 smart EVs delivered in 2023 will reduce carbon emissions by approximately 1.5 million metric tonnes over their entire life cycle, compared with conventional gasoline vehicles.

•	XPENG G9 obtained a C-GCAP Five-star Low-Carbon Rating in 2023.

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Clean energy usage: XPENG’s annual consumption of clean energy reached 23,996 MWh and its annual power generation from solar PV reached 41,071 MWh, demonstrating the strength of XPENG’s continuously optimized energy consumption structure.

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Green manufacturing: XPENG was inducted into the Green Manufacturing List of the Ministry of Industry and Information Technology and awarded the title of “National Green Supply Chain Management Enterprise.”

•	Boosting the circular economy: XPENG established an end-to-end recycling management process for waste power batteries to promote waste resource utilization.

•	Excellent product quality: XPENG is ISO 9001 certified, and no vehicle recalls occurred throughout 2023.

•	Product safety: 3 XPENG models received the C-NCAP five-star safety rating, and 2 models received five-star safety ratings from EURO NCAP.

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Technology innovation: In 2023, XPENG achieved major breakthroughs in areas such as advanced driver-assistance system (ADAS), electric drive system, smart cockpit and charging technology. As of January 2, 2024, XNGP was fully accessible to users across 243 cities in China, and its geographical coverage continues to expand.

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Quality Service: XPENG’s customer satisfaction rating reached 96%. It also conducted a monthly Net Promoter Score (NPS) survey, increasing its average 2023 NPS score by 8% compared with its score in 2022.

•	Information Security: No information security breaches, or other cybersecurity incidents occurred throughout the year, with data and information security responsibilities in place.

•	Strengthened Corporate Governance: XPENG strengthened its impartial governance structure, diversifying its Board of Directors with independent non-executive directors accounting for 50% of the Board.

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ESG Management: XPENG formed a three-level sustainable development governance structure of “Board of Directors - ESG Steering Committee - ESG Working Group & E/S/G/Communication Matrix Group”, effectively improving internal ESG management capabilities

To view the full 2023 ESG Report, please visit the ESG section of XPENG’s Investor Relations website: https://ir.xiaopeng.com/esg.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.